This is neither an offer to exchange or to sell nor a solicitation of an offer to exchange or buy any of these securities. The Exchange Offer is made only by the Prospectus and the related Letter of Transmittal, and the Exchange
    Offer is not being made to, nor will tenders be accepted from, holders of these securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the
            securities or blue sky laws of such jurisdiction.

                     NOTICE OF EXCHANGE OFFER TO HOLDERS OF

                                AMR CORPORATION

                SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

AMR Corporation ("AMR") is offering, upon the terms and subject to the
conditions contained in its Prospectus dated             , 1994 and the related
Letter of Transmittal (collectively, the "Exchange Offer"), to exchange up to
$1,100,000,000 aggregate principal amount of debentures designated as its     %
Convertible Subordinated Quarterly Income Capital Securities due 2024 (the "Debentures") for up to all of AMR's outstanding Series A Cumulative Convertible Preferred Stock (the "Preferred Stock"). The Exchange Offer will be effected on a basis of $1,000 principal amount of the Debentures for every two (2) shares of Preferred Stock validly tendered and accepted for exchange. Ownership of the Preferred Stock may be evidenced by certain $3.00 Depositary Shares (the "Depositary Shares"). Each Depositary Share represents 1/10th of a share of Preferred Stock, and entitles the owner, proportionately, to all of the rights and preferences of the Preferred Stock represented thereby. Either Depositary Shares or Preferred Stock may be tendered in the Exchange Offer.

 THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS PERIOD WILL EXPIRE AT 5:00 P.M., NEW
    YORK CITY TIME, ON           ,   , 1994, OR IF EXTENDED BY AMR, IN ITS
         SOLE DISCRETION, THE LATEST DATE AND TIME TO WHICH EXTENDED
                           (THE "EXPIRATION DATE").

Upon the terms and subject to the conditions of the Exchange Offer, AMR will accept any and all shares of Preferred Stock validly tendered and not withdrawn prior to the Expiration Date. Tenders of Preferred Stock pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for exchange by AMR, may be withdrawn at any time after forty business days after (date of Prospectus).

In any jurisdiction where the securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of AMR by one or more brokers or dealers which are licensed under the laws of such jurisdiction.

THE PROSPECTUS AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY ACTION IS TAKEN BY HOLDERS OF PREFERRED STOCK. TENDERS MAY BE MADE ONLY BY A PROPERLY COMPLETED AND EXECUTED LETTER OF TRANSMITTAL AND IN CONFORMANCE WITH THE TERMS THEREOF.

Questions or requests for assistance or for additional copies of the Prospectus or of the Letter of Transmittal and requests for additional copies of the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below:

                THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                            (212) 269-5550 (collect)
                                       or
                                 (800) 347-7869

                THE DEALER MANAGERS FOR THE EXCHANGE OFFER ARE:

LEHMAN BROTHERS                                             GOLDMAN, SACHS & CO.

            , 1994